                                        Filed by Quantum Effect Devices, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 of the
                                              Securities Exchange Act of 1934
                                Subject Company: Quantum Effect Devices, Inc.
                                                  Commission File No. 0-29109


                                                        [LOGO] A NASDAQ-100-TM-
                                                                   COMPANY

PRESS RELEASE                                           [LOGO] PMC-Sierra


PMC-SIERRA CONTACTS:                                      QED CONTACT:
John W. Sullivan            Susan Shaw                    Tom Riordan
VP Finance & CFO            Manager, Public Relations     President & CEO
Tel:  +1 604 415 6145       Tel: +1 604 415 6031          Tel: +1 408 565 0301
Fax: +1 604.415.6240        Fax: +1 604 415 6011          Fax:  +1 408 330 0435
Sullivan@pmc-sierra.com     Sshaw@pmc-sierra.com          Riordan@qedinc.com
-----------------------     --------------------          ------------------



                        PMC-SIERRA TO ACQUIRE LEADING MIPS-Registered Trademark-PROCESSOR COMPANY, QUANTUM EFFECT DEVICES

                        ACQUISITION WILL ADD HIGH PERFORMANCE PROGRAMMABLE NETWORKING AND CONTROL PROCESSING CAPABILITIES TO PMC-SIERRA'S EXTENSIVE LINE OF BROADBAND INFRASTRUCTURE SEMICONDUCTORS

July 11, 2000 - Campbell, CA--PMC-Sierra, Inc. (NASDAQ:PMCS) and Quantum Effect Devices, Inc. (NASDAQ:QEDI) today announced that they have entered into a definitive merger agreement. Based on today's closing price, PMC-Sierra shares with a value of approximately $2.3 billion will be issued to QEDI stockholders at an exchange ratio of 0.385 PMCS shares per QEDI share. The transaction will be accounted for as a pooling of interests and is subject to the satisfaction of customary closing conditions, including QEDI stockholder approval and expiration of the regulatory waiting period.

MIPS-Registered Trademark- IS THE PROCESSOR OF CHOICE FOR NETWORKING

"Quantum Effect Devices is a leading provider of MIPS-Registered Trademark-processors for networking applications," said Bob Bailey, PMC-Sierra's chairman and CEO. "This is one of the most widely adopted architectures in the broadband infrastructure and is a synergistic addition to our rapidly expanding offering of broadband communications semiconductors. QED's products are very complementary to PMC-Sierra's solutions for

PMC-SIERRA TO ACQUIRE LEADING MIPS-Registered Trademark- PROCESSOR COMPANY,
QUANTUM EFFECT DEVICES                                             PAGE 2/4

the access and core infrastructure applications which include our recent acquisitions of several DSP-based technology companies," Bailey noted. "As the power of processors increase, they will become more commonplace in the line cards of routers and switches. With this acquisition, PMC-Sierra will now be positioned to provide more of the critical silicon for these applications including an open architecture microprocessor."

"We are pleased to join forces with a broadband communications leader like PMC-Sierra," said Tom Riordan, president and CEO of Quantum Effect Devices. "This acquisition is extremely strategic for both companies as we combine our MIPS-Registered Trademark- processor expertise with PMC-Sierra's product line to offer a more comprehensive broadband communications semiconductor solution for all of our customers."

The Quantum Effect Devices team of over 100 employees will join PMC-Sierra as a new business unit within the company. Tom Riordan will report to Bob Bailey as vice president and general manager of the new business unit.

CONFERENCE CALL TO DISCUSS THIS ANNOUNCEMENT

PMC-Sierra will host a conference call regarding the QED merger Wednesday, July 12, at 8:30 AM EDT. Please call in to 719-457-2665, no RSVP is required. Replay number will be available for three business days following the conference call. Replay number is 719-457-0820 and password is 612954.

ABOUT PMC-SIERRA

PMC-Sierra's extensive family of broadband communication semiconductors is enabling the equipment that makes up the backbone of the Internet. The company develops Internet Protocol (IP), ATM, SONET/SDH, T1/E1/T3/E3, Voice-over-Packet and wireless infrastructure solutions for wide area network and Internet infrastructure equipment. PMC-Sierra's quality system is registered with the Quality Management Institute to the ISO 9001 standard.
As co-founder of the SATURN-Registered Trademark- Development

PMC-SIERRA TO ACQUIRE LEADING MIPS-Registered Trademark- PROCESSOR COMPANY,
QUANTUM EFFECT DEVICES                                             PAGE 3/4

Group, PMC-Sierra works with over 30 other member companies to define and develop interoperable, standard-compliant solutions for high speed networking applications.

PMC-Sierra offers worldwide technical and sales support including a network of offices throughout North America, Europe and Asia. PMC-Sierra is publicly traded on the Nasdaq Stock Market under the symbol "PMCS". The company is included in the Nasdaq-100 Index (NDX) which contains the largest non-financial companies on the Nasdaq Stock Market. The Nasdaq-100 Index is the benchmark for the Nasdaq-100 Index Tracking Stock (Amex:QQQ). For more information about PMC-Sierra, visit http://www.pmc-sierra.com.

ABOUT QUANTUM EFFECT DEVICES

Quantum Effect Devices, Inc., founded in 1991, designs, develops and markets high-performance, cost-effective, market-driven embedded microprocessor solutions. QED's RM5200 and RM7000 product families include 32- and 64-bit embedded microprocessors targeted at fast-growing communications markets including Internet access devices, routers, switches, optical transport systems and other high-speed networking applications.

SATURN-Registered Trademark- is a registered trademark of PMC-Sierra, Inc. PMC-Sierra-TM- is a trademark of PMC-Sierra, Inc. MIPS is a registered trademark of MIPS Technologies, Inc. RISCMark, RM5230, RM5260, RM5270, RM52xx, RM5231, RM5261, RM5271, RM52x1 and RM7000 are trademarks of QED, Inc. All other trademarks mentioned herein are the property of their respective owners.

                                     ###


ADDITIONAL INFORMATION

PMC-Sierra plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Quantum Effect Devices expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders

PMC-SIERRA TO ACQUIRE LEADING MIPS-Registered Trademark- PROCESSOR COMPANY,
QUANTUM EFFECT DEVICES                                             PAGE 4/4

are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about PMC-Sierra, Quantum Effect Devices, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, PMC-Sierra and Quantum Effect Devices file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by PMC-Sierra and Quantum Effect Devices at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. PMC-Sierra's and Quantum Effect Devices' filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. Quantum Effect Devices, its directors, executive officers and certain members of management and employees may be soliciting proxies from Quantum Effect Devices' stockholders in favor of the adoption of the merger agreement. A description of any interests that Quantum Effect Devices' directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.